

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2020

Rich Wheeless
Chief Executive Officer, Chief Financial Officer and Director
ParcelPal Technology Inc.
190 Alexander Street, Suite 305
Vancouver, BC V6A 2S5
Canada

      Re: **ParcelPal Technology Inc.**
                Form 20-F
                Exhibit Nos. 4.3, 4.4 and 4.7
                Filed August 4, 2020
                File No. 0-56191

Dear Mr. Wheeless:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                           Sincerely,

                                           Division of Corporation Finance